Exhibit 99.1

HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER REGARDING the obligation to co-operate fully with, facilitate the work of, and make Hydro One Inc.’s resources (including those of its subsidiaries) fully available to the Premier’s Advisory Council on Government Assets (the “Council”) etc, such declaration being made as of the 17th day of December, 2014 (the “Effective Date”);

WHEREAS HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF ENERGY (the “Shareholder”) is the registered and beneficial owner of all the issued and outstanding shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder recognizes that the Corporation is the sole shareholder of both Hydro One Networks Inc. (“HONI”), which is licensed by the Ontario Energy Board (the “Board”) as both a transmitter and a distributor, and Hydro One Brampton Networks Inc. (“Hydro One Brampton”), which is licensed by the Board to distribute electricity to customers within its service area;

AND WHEREAS the Government of Ontario has appointed Ed Clark (“Chair”), David Denison, Janet Ecker, Ellis Jacob and Frances Lankin as members of the Council and the Council has delivered its Phase I report to Government, entitled Retain and Gain: Making Ontario’s Assets Work Better for Taxpayers and Consumers, dated November 13, 2014;

AND WHEREAS the Government has now requested that the Council begin Phase II of its work, including the analysis of transaction alternatives for Hydro One Brampton, the analysis of the separation of the transmission and distribution businesses of HONI and the analysis of transaction alternatives for the distribution portion of HONI;

AND WHEREAS the Council is fixed with the responsibility for identifying and developing an implementation plan towards a successful transition strategy for divestiture of certain of HONI’s distribution assets as well as Hydro One Brampton;

AND WHEREAS the Government has retained advisors to provide recommendations on labour relations and pension-related matters regarding, amongst other entities, HONI, and the work of those advisors may relate to the work of the Council;

AND WHEREAS the Government finds it desirable to have HONI work together with the Council, the Ministry of Energy and the Ministry of Finance (the “Ministries”), as well as their advisors and consultants, to facilitate the work of the Council;

…/cont’d

AND WHEREAS the Shareholder finds it necessary to assume decision-making power and authority over certain distinct aspects of the business operations of the Corporation, and in particular, in regards to certain decision-making authority that the Corporation has with respect to its own wholly-owned subsidiaries, HONI and Hydro One Brampton, in order to facilitate the Council’s work toward the development of any plans or strategies to divest its distribution business of HONI and Hydro One Brampton;

AND WHEREAS the Shareholder makes the following declaration pursuant to subsection 108(3) of the Business Corporations Act (Ontario) (the “Act”) intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the Act.

NOW THEREFORE it is hereby declared that:

1.	This Declaration and the restriction of the powers of the Board of Directors of the Corporation (the “Directors”) herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the Directors prior to the Effective Date.

2.	The Restricted Powers, as defined in paragraph 4 of this Declaration, do not restrict the duties and liabilities of the Directors to manage, or supervise the management of, the business and affairs of the Corporation relating to the actual implementation of any decision made by the Shareholder pursuant to paragraphs 3 and 4 below, including:

(i)	duties stemming from the Corporation’s or HONI’s licence conditions and all applicable instruments, codes and orders of the Board, as well as the regulations and legislation and any instruments issued pursuant thereto;

(ii)	duties and liabilities associated with the prudent and cost-efficient operation by HONI of all of its transmission and distribution facilities;

(iii)	duties and liabilities associated with the safe, reliable and environmentally responsible operation of all of HONI’s transmission and distribution facilities;

(iv)	duties to take appropriate decisions, actions or steps to implement this Declaration and any Resolution of the Shareholder made pursuant to this Declaration.

…/cont’d

3.	The rights, powers and duties of the Directors to manage, or supervise the management of, the business and affairs of the Corporation, whether such rights, powers or duties arise under the Act, the articles of incorporation of the Corporation or the by-laws of the Corporation, as and when amended, or otherwise, are forthwith restricted with regard to any decisions in respect of:

(i)	whether to co-operate with and assist, to the fullest extent possible, the work of the Council, the Government or the Ministries and their advisors and consultants with respect to the analysis of restructuring or transaction alternatives for Hydro One Brampton and for the distribution business of HONI;

(ii)	whether to make any and all of the Corporation’s personnel and resources available to the Council, the Government or the Ministries and their advisors and consultants for the purpose of assisting with or facilitating the Council’s work;

(iii)	whether to provide the Council, the Government or the Ministries and their advisors and consultants with such information and reports as each may require, as and when required, and in the form required;

(iv)	whether to co-operate with and assist, to the fullest extent possible, those Government advisors tasked with providing recommendations on labour relations and pension-related matters regarding, amongst other entities, HONI, insofar as the work of those advisors relates to the work of the Council, including whether to provide those advisors with all information that may be requested relating to the operations of the Corporation; and

(v)	certain aspects of the Corporation’s decision making authority over its subsidiaries, HONI and Hydro One Brampton, in particular, whether to take all necessary steps, including issuing any shareholder declarations and resolutions, to require that HONI and Hydro One Brarnpton provide the co-operation, assistance, personnel and resources referred to in paragraphs 3 (i) through (iv) to the Council, the Government, the Ministries and the advisors and consultants referred to in those paragraphs.

4.	Those rights, powers and duties of the Directors are hereby assumed by the Shareholder and no longer reside with the Directors or any members thereof, from the Effective Date, until this Declaration is amended or revoked (collectively, the “Restricted Powers”).

…/cont’d

5.	The Shareholder assumes all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as of the Effective Date.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:
Bob Chiarelli
Minister of Energy

HYDRO ONE INC.

RESOLUTION OF THE SOLE SHAREHOLDER REGARDING obligation to co-operate fully with the Premier’s Advisory Council on Government Assets, (“the Council”) etc. such resolution being made as of the 17th day of December, 2014 (the “Effective Date”).

WHEREAS Her Majesty the Queen in Right of the Province of Ontario as Represented by the Minister of Energy (the “Shareholder”), as the registered holder of all the issued shares of Hydro One Inc. (the “Corporation”), executed a unanimous shareholder agreement (the “Shareholder Agreement”) dated as of December 17th, 2014 regarding the Corporation;

AND WHEREAS paragraph 3 of the Shareholder Agreement removed from the Board of Directors of the Corporation (“the Directors”) all of its rights, powers and duties in relation to decisions with respect to:

(i)	whether to co-operate with and assist, to the fullest extent possible, the work of the Council, the Government or the Ministries and their advisors and consultants with respect to the analysis of restructuring or transaction alternatives for Hydro One Brampton and for the distribution business of HONI;

(ii)	whether to make any and all of the Corporation’s personnel and resources available to the Council, the Government or the Ministries and their advisors and consultants for the purpose of assisting with or facilitating the Council’s work;

(iii)	whether to provide the Council, the Government or the Ministries and their advisors and consultants with such information and reports as each may require, as and when required, and in the form required;

(iv)	whether to co-operate with and assist, to the fullest extent possible, those Government advisors tasked with providing recommendations on labour relations and pension-related matters regarding, amongst other entities, HONI, insofar as the work of those advisors relates to the work of the Council, including whether to provide those advisors with all information that may be requested relating to the operations of the Corporation; and

(v)	certain aspects of the Corporation’s decision making authority over its subsidiaries, HONI and Hydro One Brampton, in particular, whether to take all necessary steps, including issuing any shareholder declarations and resolutions, to require that HONI and Hydro One Brampton provide the co-operation, assistance, personnel and resources referred to in paragraphs 3 (i) through (iv) to the Council, the Government, the Ministries and the advisors and consultants referred to in those paragraphs.

…/cont’d

AND WHEREAS the Shareholder wishes to exercise its rights and powers under paragraphs 3 and 4 of the said Shareholder Agreement.

NOW THEREFORE BE IT RESOLVED AS A RESOLUTION OF THE SOLE SHAREHOLDER OF THE CORPORATION THAT:

1.	The Corporation shall provide the Council, the Government, the Ministries and their advisors and consultants upon a request by any of them, made either separately or together, any and all information, assistance, personnel or resources as and when requested by the Council, the Ministries or the Government or their advisors and consultants.

2.	The Corporation shall provide the Council, the Government, the Ministries and their advisors and consultants with such reports in such form and at such time or times as they may request.

3.	The Corporation shall co-operate with and assist, to the fullest extent possible, those Government advisors tasked with providing recommendations on labour relations and pension-related matters relating to, amongst other entities, HONI, insofar as the work of those advisors relates to the work of the Council. To this end, the Corporation shall provide those advisors with all information that may be requested relating to the operations of the Corporation.

4.	The Directors shall make all reasonable efforts and take all reasonable steps to comply with or co-operate with a request made by the Council, the Government, the Ministries and their advisors or consultants within the time specified by the requestor or, if not specified, within a reasonable time of the request.

5.	The Directors shall take all necessary steps, including issuing any unanimous shareholder declarations and resolutions, to require that HONI and Hydro One Brampton provide the co-operation, assistance, personnel and resources referred to in paragraphs 1 through 4, to the Council, the Government, the Ministries and the advisors and consultants referred to in those paragraphs.

6.	The Directors shall ensure that this resolution is carried out in accordance with all applicable laws, and in accordance with sound commercial practice for a corporation involved in the transmission and distribution of electricity. The Directors shall also ensure that this Resolution is carried out in accordance with all applicable licences, and in accordance with the Independent Electricity System Operator’s Market Rules.

…/cont’d

7.	Any officer or Director of the Corporation be and is hereby authorized and directed to execute and deliver all documents and agreements, and to do and perform all things as may be necessary or desirable, in order to give effect to and implement this Resolution.

IN WITNESS WHEREOF the Shareholder has duly executed this Resolution as of the Effective Date.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:
Bob Chiarelli
Minister of Energy